Exhibit 2.1

                            STOCK PURCHASE AGREEMENT
                     OF SERIGRAFICA CHILENA SOCIEDAD ANONIMA
                    NOW SCIENTIFIC GAMES LATINO AMERICA S.A.

                         SCIENTIFIC GAMES CHILE LIMITADA
                                       AND
                              EPICENTRO S.A. ET AL.


      In Santiago, Chile, on June fifth two thousand two, before me, ALVARO BIANCHI ROSAS, attorney, Titled Notary Public of the Eleventh Notary of Santiago, with an office at Doctor Soltero del Rio number three hundred twenty two of this city of Santiago, appear before me: Mr. IGNACIO GONZALEZ MARTINEZ, Chilean, married, commercial engineer, national identification number seven million fifty three thousand six hundred fifty hyphen one, in representation, as will be evidenced, of "EPICENTRO S.A.", commercial entity, Rut 96.555.690-7, both domiciled in Santiago, Ejercito Avenue number five hundred twenty one; and Mr. IGNACIO GUERRERO GUTIERREZ, Chilean, married, commercial engineer, national identification card number five million five hundred forty six thousand seven hundred ninety one hyphen nine, in representation, as will be evidenced, of "INVERSIONES Y ASESORIAS ICULPE LIMITADA", an entity of the type indicated, Rut ninety six million five hundred thirty six thousand eight hundred fifty hyphen seven, both domiciled in Santiago, Apoquindo Avenue number three thousand, office number one thousand six hundred two, hereinafter referred to as "Iculpe Ltda.", on the one hand, as sellers, and hereinafter referred to collectively as the "Sellers"; and on the other hand, Mr. CLIFF ORMOND BICKELL, American, married, businessman, Passport No. 153480796, issued in the United States of America, domiciled at 1500 Bluegrass Parkway, Alpharetta, Georgia, USA 30004, here [in Chile] in passing, and Mr. EUGENIO ZEGERS RIESCO, Chilean, married, attorney, national identification number five million seven hundred forty two thousand, eight hundred ninety seven hyphen K, domiciled in Santiago, Moneda street number one thousand one hundred thirty seven, ninth floor, both in representation, as will be evidenced, of "SCIENTIFIC GAMES CHILE LIMITADA", commercial entity, Rut seventy seven million seven hundred fifty seven thousand fifty hyphen one, domiciled in Santiago, Moneda Street number one thousand one hundred thirty seven, office number eighty six, hereinafter referred to as the "Buyer"; and Mr. Eugenio Zegers Riesco, individually, in representation of "SCIENTIFIC GAMES CORPORATION", corporation formed pursuant to the laws of the state of Delaware, United States of America, domiciled in seven hundred fifty Lexington Avenue, New York, New York ten thousand twenty two, United States of America, hereinafter also referred to as "SGUSA" or the "Guarantor", the representatives being over eighteen years old, evidence their identity with their respective identification cards and state that: They have agreed to enter into the following Stock Purchase Agreement, hereinafter the "Agreement", of Serigrafica Chilena Sociedad Anonima, hereinafter the "Company", which will be bound by the pertinent legal dispositions and, in particular, by the terms and conditions hereinafter set forth:

First:  SHARES


1.1 Epicentro S.A. owns 1,116,163 shares of the Company according to title certificates number one for 982,223 shares, issued on March six two thousand two, and number six for 133,940 shares, issued on May twenty four, two thousand two, registered on page one of the Company's Shareholder Registry. Iculpe Ltda. owns 124,018 shares of the Company, according to title certificate number four issued on April 22 two thousand two, registered on page three of the Company's Shareholder Registry. The aforementioned shares are all of the issued and outstanding shares of the Company.

1.2 The Company owns and controls the following subsidiaries (the "Subsidiaries"), all limited liability companies, formed pursuant to the laws of the Republic of Chile, having title to 99% of the ownership rights of each one of them: (1) Serchi Exportadora Limitada; (2) Serchi Comercializadora de Materiales Limitada, and (3) Serchi Prestacion de Servicios Limitada. The owner of the remaining 1% of the ownership rights of each one of the Subsidiaries is "Inversiones LH S.A." Annex 1.2 of this Agreement contains a summary of the organizational documents (and any amendments thereto) of each one of the Subsidiaries.

1.3 By means of a private document named "Offer to the Shareholders of Serigrafica Chilena S.A." (Oferta de Compra de Acciones de Serigrafica Chilena S.A.), dated March 18, 2002, Scientific Games Corporation offered to purchase from the shareholders of the Company, through a subsidiary which it would organize for that purpose, sixty-five percent of the shares issued and outstanding of the Company, this is 806,118 shares (the "Shares"), which offer was accepted by the Sellers.

1.4 The Sellers declare that the Shares of the Company which are the subject of this Agreement are free of all liens, pledges, usufruct, charges, restrictions, embargos, litigation, nullification proceedings, preference rights by third parties, prohibitions or ownership limitations of any type or nature, which could in any way affect their sale and transfer to the Buyer or any right of the Buyer with respect to the same; also, the shares are fully paid and confer to the Buyer the economic and political rights established by the Company bylaws, with the Sellers responding to their stability in accordance with the law.

1.5 For all applicable circumstances of the Agreement, the "Closing Date" will be understood to be May 31, 2002.

Second:  SALE AND PURCHASE


2.1 By means of this agreement, Epicentro S.A., represented by Mr. Ignacio Gonzalez Martinez, sells, grants and transfers to Scientific Games Chile Limitada, on whose behalf Mr. Cliff Ormond Bickell and Mr. Eugenio Zegers Riesco purchase, accept and acquire, 725,506 shares of the Company.

2.2 By means of this same agreement, Iculpe Ltda., represented by Mr. Ignacio Guerrero Gutierrez, sells, grants and transfers to Scientific Games Chile Limitada, on whose behalf Mr. Cliff Ormond Bickell and Mr. Eugenio Zegers Riesco purchase, accept and acquire, 80,612 shares of the Company.

2.3 Included in the purchase and sale and transfer of the Shares and their respective prices, are all of the assets and rights with respect to capital, revaluations, accumulated profits, dividends that have not been distributed or other reserve or commercial funds of any type, purpose or denomination, including those that are found accumulated in any fund without having been distributed and even when there exist pending agreements of compliance for their distribution, or any other benefits attributed to the ownership of the Shares, in proportion to the shares that are sold, whether arising from the present transaction or others previous thereto.

2.4 The concept of true dominion rights over the shares being sold is made effective by the present transaction, with the delivery of the certificates of title representing the shares from the Sellers to the Buyer, the former [Sellers] having the capacity and intention to transfer their ownership and the latter [the Buyer] the capacity and intention to acquire it.

Third:  PRICE


3.1 The purchase price (the "Price") of the shares which are the subject of this Agreement is 3,900,000 dollars of the United States of America, plus the earnout described in the following section. Of the aforementioned Price, 90%, that is 3,510,000 dollars of the United States of America, belong to Epicentro S.A., and 10%, that is 390,000 dollars of the United States of America, belong to Iculpe Ltda. It is noted, for any applicable purposes, that the initial price per share is $4.838.

3.2 The Price established in the preceding paragraph is hereby paid in pesos, Chilean currency, according to the "observed dollar" exchange rate provided by the Central Bank of Chile, which results in a total of 2,576,886,000 pesos, an amount that the sellers declare received in the proportion previously established, to their complete satisfaction.

Fourth:  EARNOUT


4.1 Additionally, in consideration and as additional payment for the same Shares indicated in section two, and subject to the fulfillment of the conditions that are established in the following paragraph, the Buyer agrees to pay the Sellers an earnout of up to US$4,355,000 ("Maximum Earnout"), paid in four annual installments in the following maximum amounts and due dates: (i) a first installment of up to US$875,000, which payment must be made on March 31, 2003 at the latest; (ii) a second installment of up to US$1,160,000, which payment must be made on March 31, 2004 at the latest; (iii) a third installment of up to US$1,160,000, which payment must be made on March 31, 2005 at the latest; and
(iv) a final installment of up to US$1,160,000, which payment must be made on March 31, 2006 at the latest.

4.2 The payment of the aforementioned earnout installments is subject to the condition that the Company obtain, during the years 2002 (partial year from April to December), 2003, 2004, and 2005, the following earnings referred to as "EBITDA," which are expressed in US dollars and which are defined as the consolidated profits of the Company and its Subsidiaries after adding to each year's net earnings, taxes, depreciations, amortizations and interest expenses and subtracting interest income, determined in accordance with the accounting principles generally accepted in the Republic of Chile and applied on a consistent basis, excluding Chilean inflation adjustments, and evidenced by their duly audited balance sheets and income statements:

Year                                                 EBITDA (US$)
-------------------------------------------------------------------------
2002 (April to December)                              1,485,000
2003                                                  2,280,000
2004                                                  2,520,000
2005                                                  2,760,000
Total                                                 9,045,000

For the purpose of determining the foregoing EBITDA targets, the currency conversion to US dollars shall be performed at the end of each calendar month at the average rate for that month.

4.3 If in any of the years previously indicated the Company does not obtain the EBITDA budgeted for that year, the Buyer will only be obligated to pay to the Sellers a portion of the earnout installment established for that year, with a penalty equivalent to two times the percentage of EBITDA that was not achieved. For example, if the EBITDA established for the respective year is only achieved by 90%, meaning there exists a 10% deficit, the Buyer will only have to pay 80% of the earnout installment established for that year. In any case, if the EBITDA target is not reached by more than 20%, that is, the EBITDA obtained does not reach 80% of the EBITDA budgeted for the respective year, no payment will be made for that year.

4.4 If by March 31, 2006, the payment due date of the last earnout installment, the Sellers have not received the total payment of the aforementioned earnout, due to not having achieved in one or more years the budgeted EBITDA, the Sellers will have the right to an additional payment determined as follows: (i) the percentage representing the sum of the EBITDA effectively achieved during the years 2002 (partial year from the April to December), 2003, 2004 and 2005, over the total of the EBITDA budgeted for those same years, that is, $9,045,000, will be calculated by dividing the sum of the EBITDA effectively obtained by 9,045,000 and multiplying the result by 100; (ii) the percentage obtained will be applied to the Maximum Earnout, that is, to $4,355,000; and (iii) if the amount obtained with the previous operation was greater than the sum of the earnout payments received by the Sellers during the years 2003, 2004, 2005 and 2006, they [the Sellers] will have the right to payment of the difference, with the limitation that, in no event, will the sum of the earnout payments made and the additional payment agreed to in this paragraph, exceed $4,355,000, the agreed to Maximum Earnout. In the event that the result of the operation is equal to or less than the amount effectively paid to the Sellers in years from 2003 to 2006, they [the Sellers] will not have the right to the additional payment described in this paragraph.

4.5 In order to determine and prove the achievement or level of achievement of the budgeted EBITDA for the years 2002 (partial year from the April to December), 2003, 2004 and 2005, the company will prepare general balance and income statements to December 31 of each one of those years, which balance sheets and income statements will have to be audited by a firm of external auditors which is to be designated as indicated in paragraph 4.8 herein and delivered to Buyer, at the latest, on March 15 of each one of the years from 2003 to 2006. The external auditing firm will have to certify the achievement or level of achievement of the budgeted EBITDA for each one of the aforementioned years. Likewise, once the 2005 statements have been completed, and at the latest on March 15, 2006, the external auditing firm will have to certify the percentage that represents the sum of the EBITDA effectively obtained during the years 2002 to 2005 over the total of the EBITDA budgeted for the same years.

4.6 The payment of each one of the agreed to earnout installments, or the percentage of the same paid pursuant to what is stated in paragraph 4.3, will have to be made within the 15 business days following the date in which the auditing firm issues the certificate referred to in paragraph 4.5 above, as long as the general balance sheets and income statements have been delivered to the Buyer as indicated in paragraph 4.5, and, in any event, within the time frame ending March 31 of the years 2003 to 2006. The payment of the difference referred to in paragraph 4.4, if applicable, will have to be made within the 15 business days following the date in which the auditing firm certifies the percentage that represents the sum of the EBITDA effectively obtained during the years 2002 to 2005, over the total of the EBITDA budgeted for those same years, a time frame that will not go beyond March 31, 2006 as long as the Buyer has received the certification of the auditing firm within the term stated in paragraph 4.5 above. A delay in the delivery of the certificates that the auditing firm has to issue will result in the postponement of the due date of the applicable earnout installment or the aforementioned additional payment, by the same number of days that the delivery of the respective certificate is delayed, during which no penalty interest, as defined in paragraph 4.7 below, will accrue.

4.7 The earnout installments and the additional payment described in the preceding paragraphs will not incur interests, except in the event of default or simple delay in payment, in which case, if the corresponding payment has not been made during the 15 business days following the receipt by the Buyer and SGUSA of a written notice sent by the Sellers with respect to the delay or default, penalty interests will accrue at a rate of 1% per month calculated in US dollars on the US dollar amount of the payment due.

4.8 The external auditing firm which has to certify the achievement or level of achievement of the budgeted EBITDA will be the same firm as is designated at the general meeting of shareholders of the Company to audit its financial statements, provided that the firm named, unless there is unanimous agreement to the contrary, will be one of the following auditing firms: Price Waterhouse Coopers, KPMG Peat Marwick, Ernst & Young or Deloitte & Touche.

4.9 The payment of each earnout installment and the additional payment, if applicable, will be made in pesos, Chilean currency, or, given prior mutual agreement of the parties, in shares of SGUSA. If the payment is made in pesos, the "observed dollar" exchange rate provided daily by the Central Bank of Chile, as is in effect on the business day preceding the date of the payment, will apply. If the payment is made using shares of SGUSA, the market value of the shares on the date of payment will be used, and it will be paid in the aforementioned proportion to the Sellers, that is, 90% of the corresponding shares for Epicentro S.A. and the remaining 10% of the shares for Iculpe S.A. During the twenty-four hours following the delivery of the shares of SGUSA to the Sellers, the Sellers will proceed to the sale, in the open market, of the aforementioned shares of SGUSA, a sale that they will have to consummate using securities brokers who are selected by the parties' mutual agreement, with the Buyer's guaranty that the net price that the Sellers receive for the sale of the shares of SGUSA, not including the brokers commissions, exchange expenses and remittance expenses, will be at least equivalent in dollars to the corresponding earnout installment or the additional payment, as the case may be. If the net value that the Sellers receive for the sale of such shares were inferior to the earnout installment or the additional payment in U.S. dollars, the Buyer will have to pay the difference to the Sellers, in the aforementioned proportion, in available funds, within the term of five business days following the date of the sale of the shares. During the same term of five business days, the Sellers will have to receive the purchase price of the shares. On the contrary, if the net value that the Sellers receive with the sale of the aforementioned shares were superior to the corresponding earnout installment or the additional payment, as the case may be, in US dollars, the Sellers will have to deliver the difference to the Buyer, in cash, in available funds, with Scientific Games Corporation having the authority to retain the difference and deliver it directly to the Buyer.

Fifth:  GUARANTIES


The obligations incurred by the Buyer under the terms of this Agreement are guaranteed as follows:

5.1 Joint responsibility of Scientific Games Corporation. In consideration of the benefit, either direct or indirect, received by SGUSA, in this transaction and by means of this Agreement, SGUSA, represented as indicated in the introduction, duly authorized by the Board of Directors of SGUSA, hereby establishes itself, for the benefit of the Sellers, who accept, as the guarantor of the obligation to pay the earnout and any related amounts established in section 4 above, to which its subsidiary, Scientific Games Chile Limitada, is bound as Buyer in this Agreement, binding itself under the same terms as if it were the direct obligor. SGUSA (also referred to in this Agreement as the "Guarantor") accepts all of the extensions, renewals, amplifications or modifications that may be made to the Buyer's earnout payment obligations under this Agreement, without any reservations or exclusions, maintaining its joint responsibility until all of the guaranteed obligations are fulfilled by the Buyer. Notwithstanding the extent of the obligations of SGUSA as guarantor, no payments by SGUSA as Guarantor will be made until thirty business days following the receipt by SGUSA of a written notice from Sellers with respect to any default or delay by the Buyer. It is hereby noted that the guaranty of SGUSA will only be maintained while the agreed to earnout payment obligation is outstanding, and it will terminate once the payment is completely satisfied.

5.2   Commercial pledge and prohibition to encumber or alienate the Shares.

      5.2.1 In order to guaranty all and each one of the principal and secondary obligations incurred by the Buyer in this Agreement, especially the payment of the earnout described in section four of this Agreement, its suspensions and expenses, if any, the Buyer makes, for the benefit of Sellers, who accept, a commercial pledge, in conformity with Title XV, Book II of the Commercial Code, of 425,275 shares of the Company, of the 806,118 total shares that are the subject of this Agreement. The Sellers are obligated to release this pledge, in quantities that are directly proportional to the amount of earnout payments made, upon the satisfaction by the parties of each year's earnout installment by means of payment or in any other way agreed to by the parties in this document, in particular when payment is made in the manner agreed to by the parties in paragraphs 8.2, 8.3, and 8.4 of this Agreement. Once the agreed to earnout has been completely satisfied, the Sellers shall release the pledge in its entirety.

      5.2.2 In addition, the Buyer is prohibited from encumbering or alienating all of the Shares (which are the object of this agreement) while the earnout payment obligation described in section four of this agreement is outstanding, unless otherwise agreed to in writing by the Sellers. Once the earnout payment is made, the prohibition established in this paragraph will be lifted.

      5.2.3 The parties empower the Notary authorizing this document to notify the Company's General Manager of the formation of the commercial pledge and the prohibition with respect to encumbrance or alienation of the shares which is established in the preceding paragraphs and in paragraph 6.4 of this agreement, to take note of these in the Company's Shareholders' Registry, require the issuance of the appropriate titles to the shares and to deliver them to the parties.

Sixth:  OTHER OBLIGATIONS


6.1 By the Closing Date, there will not have occurred any substantial material changes in the liabilities, assets, or net value of the Company since the general balance prepared as at December 31, 2001, which changes have not been approved in writing by the Buyer. Material changes include, without limitation, changes resulting from paid dividends, credit incurred, and payments made outside of the ordinary course of business. As evidence of this obligation, the Company will prepare general balance and income statements as of the Closing Date, which balance and statements they will deliver to the parties no later than June 21, 2002. Likewise, the general balance and income statements as at December 31, 2001, will be filed with the original copies kept by the notary, under No. ________, at the end of the notarial registry of the present month.

6.2 Prior to the Closing Date, the loans identified in Annex 6.2 due by the Company to Epicentro S.A. ("Loans"), in an aggregate amount of US$1,511,000 as of their due date, have been modified, notwithstanding the terms of any agreement among the Company, the Subsidiaries and any of the lenders, in the following manner: (i) the total amount of the aforementioned Loans, including any adjustments and interest incurred up to the Closing Date, will become due and will be paid in its totality in one single payment equal to US $1,511,000 on December 31, 2010, and (ii) beginning on the Closing Date, none of the Loans will incur any type of interests, and (iii) in no event will the aforementioned loans be paid before their due date, that is, December 31, 2010.

6.3 Simultaneously with the execution of this Agreement, the Sellers will deliver to Buyer the following documents: (i) a consent and authorization certificate signed by the shareholders or partners of each Seller, by means of which the aforementioned shareholders or partners approve the terms and execution of this Agreement and the fulfillment of all of the acts or transactions to be made pursuant to the terms of this Agreement; (ii) an opinion of counsel to the Sellers and the Company in form and substance equivalent to that found in Annex 6.3; and (iii) a Shareholders' Agreement, which will be executed by Sellers and Buyer. The Sellers will also complete and execute certain documents required by Scientific Games in order to comply with North American laws that regulate the exchange and issuance of securities. Specifically, the parties will execute the "Subscription Agreement" to confirm the circumstances under which Scientific Games will be able to make any payment to the Sellers using shares of SGUSA.

6.4 As a counterpart to the obligation contained in paragraph 5.2.2 of this agreement, the Sellers are bound by a prohibition to encumber or alienate the shares of the Company that they are maintaining under their control (not being sold), a prohibition which will be binding until March 31, 2006. The prohibition established in this paragraph will not affect the sales of shares of the Company that the Sellers make to each other, or to their transfer or sale to a company that both Sellers form for the purpose of consolidating their shares in one person, as long as the new company agrees to be bound by the terms of this agreement and those of the Shareholders' Agreement which the parties are entering into on the date hereof.

Seventh: REPRESENTATIONS AND WARRANTIES OF SELLERS WITH RESPECT TO THE SELLERS AND THE SHARES


The Sellers declare and guaranty to the Buyer and the Guarantor as follows:

7.1 Organization and Related Matters. That the Sellers are entities organized according to the laws of the Republic of Chile, validly existing and in good standing. The Sellers and their representative have full power and are duly authorized and capacitated, including by having the required corporate authorizations, to enter into, execute and fulfill this contract and give effect to the transactions contemplated herein.

7.2 Ownership of Shares. That the Sellers own 100% of the issued and outstanding shares of the Company, as indicated in paragraph 1.1 of this agreement. The Shares (which are the object of this agreement) are free of all liens, pledges, usufructs, charges, restrictions, precautionary measures, embargos, litigation, nullification proceedings, preference rights by third parties, prohibitions or limitations to any type of control ("Liens"), which could in any way affect the sale and transfer to the Buyer. Likewise, the Shares are duly authorized, issued and outstanding and registered under the name of its respective owners in the Company's Shareholders' Registry, and no legend or other reference to any Liens are noted in such Registry. The transfer of the Shares will convey to Buyer their valid title and right of ownership of the Shares, free of any Liens.

7.3 Authorization and Absence of Conflicts. The execution and performance of this Agreement by the Sellers has been duly and validly authorized by all necessary action, corporate or otherwise, on the part of Sellers. This Agreement does not require filing, registration or authorization with any governmental entity or agency. This Agreement constitutes the legal, valid and binding obligation of Sellers in accordance with its terms. Except as disclosed in Annex 6.2, Sellers are not creditors of the Company or its Subsidiaries.

7.4 Legal Proceedings. On the date of this Agreement, there is no claim, complaint, petition, investigation, lawsuit or other proceeding, whether civil, administrative labor or criminal, before any arbitrator, court or governmental agency ("Action") pending or threatened against the Sellers that might reasonably affect or be expected to have an adverse effect on Sellers' ability to perform their obligations under this agreement.

7.5 Absence of Brokers and Intermediaries. No agent, intermediary, investment or commercial banker, or other person engaged by or acting on behalf of Sellers, the Company or any of their subsidiaries or their respective affiliates in connection with the negotiation, execution or performance of this Agreement, is or will be entitled to any brokerage or intermediary's or similar fee or other commission as a result of this Agreement or the transactions contemplated herein.

Eighth:  REPRESENTATIONS AND WARRANTIES OF SELLERS WITH RESPECT TO THE
COMPANY


      8.1 The Sellers represent and warrant to the Buyer and the Guarantor as follows:

      8.1.1 Organization and Related Matters. The Company and each of the Subsidiaries are entities duly organized, validly existing and in good standing under the laws of the Republic of Chile. The Company and its Subsidiaries each have all necessary corporate power and authority to own or lease their respective properties and assets and to carry on their respective businesses as currently conducted.

      8.1.2 Absence of Conflicts. The execution, delivery and performance of this Agreement, the transfer and delivery of the Shares and the registration of the Shares in the name of the Buyer in the Company's Shareholder Registry immediately following the closing, and the execution, delivery and performance of any related agreements or transactions contemplated in this Agreement by Sellers do not violate or contravene the charter documents or by-laws of the Sellers, the Company, or any of the Subsidiaries, nor do they violate any law, nor require any approval or permit from any third party, except as stated in this Agreement, nor contravene, conflict with or constitute a breach or default of any material contract of which the Company or any Subsidiary is a party.

      8.1.3 Shares. Capital stock of the Company consists solely of 1,240,181 common shares, of which all have been issued and subscribed. Paragraph 1.1 sets forth a list of all authorized, issued and outstanding shares of the Company owned by the Sellers, and registered in the Company's Shareholder Registry. There are no options to acquire any shares of the Company, as well as no treasury shares. Annex 1.2 sets forth a summary of each Subsidiary, which entities are the only entities in which the Company has any type of ownership or control. There are no options to acquire any shares of any such company, as well as no treasury shares. There do not exist any liens or restrictions that could affect the rights of the Company in its Subsidiaries. There are no contracts or other purchase or subscription rights, nor contracts or other obligations to issue or grant any right to acquire shares of the Company, or rights in any Subsidiary, or to restructure or recapitalize the Company or any Subsidiary. All shares of the Company were validly issued, are fully paid and freed, and are duly registered in each of the respective stock registry books. At closing, Buyer will own a majority of the issued and outstanding shares of the Company, and by virtue of the ownership of the Shares, shall control the majority of the voting rights of the Company.

      8.1.4 Financial Statements; Changes; Contingencies

            (a) Prior to the execution of this Agreement, Seller shall have delivered to Buyer true and complete copies of the following financial statements: (i) the audited general balance sheets of the Company and its Subsidiaries consolidated as of December 31, 1999, December 31, 2000 and December 31, 2001, income statements and the related audited consolidated statements of operations, net worth and cash flows for each of the fiscal years then ended, together with a true and correct copy of the corresponding report, audited by the auditing firm designated at the general meeting of shareholders of the Company to audit its financial statements, and all letters of said accountants with respect to the results of those audits (the "Audited Financial Statements"); and (ii) general unaudited balance sheets of the Company, and its Subsidiaries, consolidated as of April 30, 2002 (hereinafter, the "Most Recent Balance Sheet"), income statements and related unaudited consolidated statements of operations, net worth and cash flows corresponding to the period of time ending on said date (the "Unaudited Financial Statements," and together with the Audited Financial Statements, hereinafter, the "Financial Statements").

            (b) All of the aforementioned Financial Statements (i) were prepared in accordance with generally accepted accounting principles in the Republic of Chile, applied in each case in a manner consistent with previous periods of time, and (ii) accurately represent the consolidated financial condition and results of operations of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods covered thereby. Since December 31, 2001 there have been no changes in any of the accounting policies, practices or procedures of the Company or any of its Subsidiaries.

            (c) Unless expressly stated in this Agreement, since the date of the Audited Financial Statement until and including the Closing Date, neither the Sellers nor the Company nor its Subsidiaries have: (i) conducted their respective businesses in any way outside the ordinary course of business and inconsistent with past practice; or (ii) amended, terminated, renovated, or re-negotiated any Material Contract, or have defaulted on any of the obligations under any Material Contract, or have acted in any way that could endanger the continuity of the relationships with their suppliers or important clients; or
(iii) incurred or agreed to incur (A) absolute or contingent obligations establishing payment by the Company or the Subsidiaries of an amount of more than US$10,000, outside of the ordinary course of business, or (B) operating liabilities to an extent that the ratio of operating liabilities to net sales has increased in comparison to the ratio for the comparable period of the fiscal year that ended in December of 2001; or (iv) financed, guaranteed or extended credit, or has agreed to finance, guarantee or extend credit, to any person, excluding ordinary transactions with clients; or (v) except as indicated in Annex 8.1.4(c)(v), granted any increase in the compensation or benefits to the directors, executives, officers, employees or workers of the Company or of their Subsidiaries, or paid any bonuses to any person, or entered into any employment agreement, collective agreement, or employment termination agreement, or fired employees, other than in the ordinary course of business, consistent past practices; or (vi) sold, transferred, mortgaged, encumbered or in any other way disposed of any other assets or liabilities, except (A) in the case of disposition of goods, for an aggregate amount of no more than US$10,000, (B) in the ordinary course of business, and (C) as contemplated in this Agreement; or
(vii) issued, sold, redeemed or acquired, debt or shares (or other securities that give right to acquire shares or participate in some way in the capital or earnings) of the Company or any of the Subsidiaries, or agreed to do any of the aforementioned acts; or (viii) declared, issued, separated, made or paid any dividend or other distribution of shares, whether in money, other personal goods, real estate or other item of value, to its shareholders, or divided (split), combined, distributed or reclassified any type of shares of the Company or any of the Subsidiaries; or (ix) changed or amended the organizational documents of any of the Subsidiaries; or (x) made any disbursements for investment of capital or commitments related thereto; or (xi) made any investment, whether by means of a purchase, contribution of capital, transfer of goods, or any another way, in any other juridical person; or (xii) managed or indirectly terminated or reduced or agreed to terminate or reduce any financial line of credit, or the availability of any funds under any other agreement or arrangement, except for the use of said funds in the ordinary course of business; or (xiii) acquired or agreed to acquire by mergers or consolidations with, purchase of assets or stock of, or in another way, any business or company, partnership, association, or other business entity or division thereof; or

(xiv) committed to or agreed to commit to realize any act prohibited by this section [8.1.4(c)]; or (xv) settled any lawsuits or demands.

            (d) Since the date of the Most Recent Balance Sheet, up to and including the Date of Closing of this Agreement, neither the Company nor the Subsidiaries have taken any measures or celebrated any contracts outside the ordinary course of business, entered into any material agreement, and there have been no important changes in the business, in the outcome of operations, nor in the financial situation of the Company, or of the Subsidiaries since December 31, 2001.

      8.1.5 Taxes

            (a) All income tax returns required to be filed by or on behalf of the Company, any of its Subsidiaries or any predecessors of any of them, have been timely filed with the appropriate tax authorities or, if not, requests for extensions were timely filed and any such extensions were granted, have not expired and will not expire prior to the Closing.

            (b) Each such income tax return was true, complete and correct in all relevant aspects.

            (c) All foreign, national, or municipal taxes, charges, duties, fees, payments or other assessments, including income, sales and use, value added, excise, franchise, real and personal property, stamp, transfer, social security, environmental, net worth, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding tax or charge imposed by any governmental entity, any interest and penalties (civil or criminal) related thereto ("Taxes") for which the Company or any of its Subsidiaries is liable and that have become due, have been paid in full and to the extent the liabilities for such Taxes have not become due to this date, adequate reserves have been established on the Financial Statements.

            (d) Except as set forth in Annex 8.1.5(d), there is no expectation that any tax authority assess any additional Taxes on the Company or the Subsidiaries for any period for which tax returns have been filed.

            (e) That the net operating losses, accounted for in the books or financial statements of the company and their Subsidiaries as of December 31 of 1999, 2000 and 2001, are valid, are backed by the necessary accounting documentation and, in accordance with applicable Chilean tax laws as of this date, (i) were validly deducted from the taxable income generated by the Company and its Subsidiaries, as the case may be, for the years 1999, 2000 and 2001, and
(ii) can be deducted from the future taxable income generated by the Company and the Subsidiaries, as the case may be, without limitation as to time and until their complete absorption.

      8.1.6 Contracts

            (a) There are no contracts, promises, stipulations, or contractual obligations of any type or nature which are not accurately reflected in the Financial Statements, or that the Company has not disclosed in writing and made available to Buyer, or that the Company has purposely concealed from Buyer. The Company and its Subsidiaries have complied with all contractual responsibilities and obligations.

            (b) All of the consents and approvals that are required of third persons with respect to any of the contracts listed on Annex 8.1.6(b) so that said contracts remain in force under the same terms and conditions and so that this Agreement does not represent a default thereof, have been obtained before the Closing by the Sellers, the Company, or the Subsidiaries.

      8.1.7 Personal and Real Property; Ownership Rights; Leases. Except as set forth in Annex 8.1.7, the Company and each of its Subsidiaries have good and marketable title to or other right to use, free and clear of all Liens (and, in the case of real property, not subject to any servitudes [rights of way], building use restrictions, reservations or limitations of any other type), all of their respective assets and properties, except for Liens that appear in the Financial Statements, and the Company and each one of the Subsidiaries are owners and, as such, have the unrestricted right to use, and after the Closing will continue to be owners and, as such, continue to have the unrestricted right to use, of all the goods or assets that used by them in the production, distribution and marketing of their products.

      8.1.8 Legal Proceedings

            (a) Except as established in Annex 8.1.8(a), there are no demands or proceedings pending or threatened against, relating to or affecting the Company or any of the Subsidiaries or any of their respective assets and properties which if determined adversely to the Company or a Subsidiary, could result in
(x) a judicial order against the Company or any of the Subsidiaries that could materially affect its businesses or operations, or (y) in losses to the Company or any of the Subsidiaries that, individually or in the aggregate, exceed US$10,000;

            (b) There exists no decree, nullification of a contract, judgment, order, ruling, or writ ("Orders") outstanding against the Company or any Subsidiary.

      8.1.9 Compliance with Law/Permits. The Company and the Subsidiaries are organized and have conducted and currently conduct their respective businesses in compliance with all applicable laws, and any permits, licenses, rights or authorizations issued or required to be issued, whether by an entity of the Chilean government, regional authorities, or any other corresponding entity, including without limitation, permits related to labor and environmental laws. The execution of this Agreement and the fulfillment of all the obligations, conditions and transactions contemplated in this Agreement, do not violate any applicable law and do not require any governmental or regional authorization. For the purpose of executing this Agreement and after the execution thereof, the Company and the Subsidiaries will continue to conduct their respective businesses in fulfillment of all applicable laws, with all of the permits, licenses, rights or authorizations issued by Chilean governmental bodies and authorities, regional authorities, or any other corresponding entity, as they have done so in the year prior to the Closing Date.

      8.1.10 Intellectual Property. The Company and the Subsidiaries own or have licenses to all registered trademarks, service marks, patents, software and other intellectual property ("Intellectual Property") required for the operation of their respective businesses, free and clear of any Liens. All of the aforementioned licenses, of the Company as well as of the Subsidiaries, have been duly issued by, registered or filed with (as the case may be) all applicable governmental entities, and have been properly maintained and renewed in accordance with all applicable laws.

      8.1.11 Environmental Compliance

            (a) The Company and the Subsidiaries have complied with all environmental obligations established in the applicable environmental laws and regulations of the Republic of Chile.

            (b) There are no pending or, to the knowledge of the Company, there are no threatened claims, governmental actions or remedial orders with respect to the Company or any of the Subsidiaries or any of their respective predecessors or properties with respect to environmental matters.

      8.1.12 Employees; Labor Matters. The Company and its Subsidiaries have complied with all labor laws, regulations and obligations, including without limitation, the making of necessary provisions, withholdings, and reserves for the corresponding labor obligations, except for such obligations as are less than US$1,000.00 individually or US$10,000.00 in the aggregate.

      8.1.13 Absence of Obligations Not Revealed. The Company and its Subsidiaries have no undisclosed obligations of any nature, except for obligations included in the Most Recent Balance Sheet or fully reserved against in the Most Recent Balance Sheet, nor current liabilities incurred in the ordinary course of business since the date of the Most Recent Balance Sheet which are significant in amount.

      8.1.14 Disclosures. All information provided by Sellers to Buyer to undertake the due diligence of the Company and its Subsidiaries which the Buyer has completed is true, accurate, correct, and complete.

      8.1.15 Registry of Shares. The Company's Shareholder Registry is complete, up to date, and has been put at the disposal of the Buyer for its review.

      8.1.16 Insurance. The Company and each one of its Subsidiaries maintains the insurance policies listed in Annex 8.1.16, which policies are necessary for the protection of the respective assets and properties of the Company and each one of the Subsidiaries and to ensure the conduct of their businesses as they have been conducted in the year prior to the Closing Date. The insurance policies are in quantities that are appropriate and customary for the assets, properties and businesses of the Company and the Subsidiaries.

      8.1.17 Loans. All of the consents and approvals that are required from third parties with respect to any modification of the Loans listed in Annex 6.2 so that the Loans comply with the terms of paragraph 6.2 above and that this Agreement does not present a breach thereof, have been obtained before the Closing by the Sellers, the Company, and the Subsidiaries.

8.2 In the event that during the four years following the Closing Date there is revealed a lack of accuracy or truthfulness [a misrepresentation] or any breach of the declarations and warranties of the Sellers detailed in the preceding paragraphs that carries or produces any detriment to the Company, the Sellers, collectively, will have an obligation to pay to the Company an amount equal to any payment, claim, responsibility or other expense made or incurred by the Company to any person or entity by reason of the deficiency [the misrepresentation] or breach including, without limitation, expenses incurred in the defense of any claim; If within the 30 days following the receipt by the Sellers of a notice written by the Buyer with respect to the amount due by the Sellers to the Company for the aforementioned issues, the Sellers do not make full payment of the corresponding amount due, the Buyer will have the right to discount from the earnout installments, including the additional payment described in paragraph 4.4 of this document, the amount equivalent to the compensation supposedly due to the Company by the Sellers and claimed by the Buyer, and the Buyer shall give the amount that it retains or discounts to the Company's account, on behalf of the Sellers, as described in the following sections.

8.3 Once the notice mentioned in the previous paragraph is received and within the same 30 day term previously stipulated, the Sellers will be able to do the following: a) accept the claim formulated by the Buyer, in which case the amount retained by the Buyer shall be given to the Company as the definitive payment of the indemnity amount owed by the Sellers to the Company; or b) accept the continuance of the claim made by the Buyer, but manifest to the Buyer their decision to defend, at the Sellers' expense, the matter before the courts, entities or instances that legally follow, in which case the retention made by the Buyer should be given to the Company as a provisional measure, subject to restitution by the Company to the Sellers, partially or completely, in the event that the Sellers obtain a judgment or decision favorable to the Company; or c) manifest to the Buyer their disagreement with respect to the proceeding of the claim and/or their obligation to indemnify and/or the disputed amount, and of their intention to submit the matter to arbitration according to the process established in section twelve of this agreement, in which case the amount retained by the Buyer shall also be given to the Company as a provisional measure, subject to restitution by the Company to the Sellers in the event that they obtain a favorable judgment or decision in the arbitration proceeding. The amounts retained and given to the Company by the Buyer, on behalf of the Sellers, as provisional, shall be maintained by the Company in an interest bearing account which is independent of the other company accounts, in dollars of the United States of America, in one of the four principal commercial banks in Santiago, Chile, with the purpose of being able to respond to contingent restitutions that the Company may have to give to the Sellers. In the event that the Company has to give back to the Sellers all or part of the money retained and given to it [the Company] by the Buyer as a provisional measure, the restitution will have to be made in pesos, Chilean currency, according to the "observed dollar" exchange rate daily provided by the Central Bank of Chile applicable on the date of such restitution, plus interest earned in the aforementioned account.

8.4 Each time that the Buyer makes a retention [retains amounts] with respect to the earnout agreed to in section four, including the additional payment described in paragraph 4.4, and gives it to the Company as a provisional measure, it shall give notice of this event to the Company, imposing on it an obligation of restitution if applicable according to what is stated in the aforementioned paragraph 8.3.

8.5 Notwithstanding the interests described in paragraph 8.3 above, the parties agree that, during any period of time in which there is any dispute, made in good faith, with respect to any breach or default of the declarations and warranties of Sellers or with respect to the liability of the Company by reason of any breach or default of such declarations, the 1% of interest described in paragraph 4.7 of this agreement will not be incurred with respect to any earnout or additional payment. Any payment that the Sellers have to make under the terms of this section shall be made in pesos, in available funds or in any other way that is established by mutual agreement between the Buyer and the Sellers. In any case, any payment, reimbursement, indemnity or compensation due by the Sellers by reason of a lack of truth, accuracy [misrepresentation] or breach of one or more of the declarations and/or warranties contained in this section eight, will always be for the benefit of the Company and will have the limits that are established in the following paragraphs.

8.6 The reimbursement obligation or payment to the Company that is assumed by the Sellers pursuant to paragraph 8.2 above will have the following limits with respect to amount: (a) For the period ending December 31, 2002, the liability of the Sellers will be limited, as a maximum, to the total actual amount of the earnout to which the Sellers have a right according to what is established in section four of this agreement, which includes all of the earnout installments and the additional payment through March 31, 2006 described in the aforementioned section four; (b) commencing January 1, 2003 and until December 31 of that same year, the liability of the Sellers will be limited to a maximum amount equivalent in pesos, Chilean currency, to US$1,000,000; (c) beginning January 1, 2004 and until December 31 of the same year, the liability of the Sellers will be limited to the maximum amount equivalent in pesos, Chilean currency, to US$800,000; and (d) commencing January 1, 2005 and until December 31 of the same year, the liability of the Sellers will be limited to a maximum amount equivalent in pesos, Chilean currency, to US$500,000. Taking into account the fact that the financial statements are made as at December 31 of each year and must be audited, the Buyer will be able to make any claims to Sellers that it deems pertinent and suitable, with respect to the years 2002, 2003, 2004, and 2005, until March 31 of the year following each of those years.

8.7 The liability of the Sellers established in the preceding paragraphs in this section shall not exceed the total amount of the actual earnout they [the Sellers] are entitled to receive pursuant to what is established in section four of this agreement.

8.8 The limits described in the preceding paragraphs will not be applicable to the representation made in paragraph 8.1.5(e), with respect to the tax advantage of the net operating losses, in which case the liability of the Sellers will be for the actual amount of the damage suffered by the Company and/or its Subsidiaries. The limits will also not be applicable if Sellers acted in bad faith, in which case the maximum amount of the compensations and indemnities will be raised to the amount equivalent to the sum of the [initial purchase] Price and Earnout.

Ninth:  REPRESENTATIONS AND WARRANTIES OF BUYER AND OF GUARANTOR


The Buyer and the Guarantor represent and warrant to the Sellers as follows:

9.1 Organization and Related Matters. The Buyer is a limited liability company organized under the laws of the Republic of Chile and the Guarantor is a corporation organized under the laws of the State of Delaware, U.S.A., both validly existing and in good standing. The Buyer, the Guarantor and their representatives have all powers and are duly authorized and capacitated, including by having the required corporate authorizations, to enter into, execute and fulfill this Agreement and to give effect to the transactions contemplated herein.

9.2 Authorizations and Absence of Conflicts. The entering into and fulfillment of this Agreement by the Buyer and the Guarantor have been duly and validly authorized by the necessary acts, corporate and otherwise. This Agreement does not have to be filed with or authorized by any governmental entity or agency. This Agreement constitutes the legal, valid and binding obligation of the Buyer and the Guarantor in accordance with its terms.

9.3 Legal Proceedings. On the date of execution of this Agreement, there is no Action pending or threatened against the Buyer and/or the Guarantor that might in any way affect or be expected to have an adverse effect on their ability to fulfill their obligations under this Agreement.

9.4 Absence of Brokers or Intermediaries. No agent, intermediary, investment or commercial banker, or other person engaged by or acting on behalf of Buyer and/or Guarantor, or their respective affiliates in connection with the negotiation, execution or performance of this Agreement, is or will be entitled to any brokerage or intermediary's or similar fee or other commission as a result of this Agreement or the transactions contemplated herein.

Tenth:  FULFILLMENT OF THE OFFER


The parties acknowledge that with the performance of this Agreement, the purchase offer made by Scientific Games Corporation by private document signed on March 18th, 2002 and accepted by the Sellers, is deemed fulfilled in every way, and the parties reciprocally grant each other the most extensive and complete settlement of the terms thereof.

Eleventh:  MISCELLANEOUS


11.1 Modifications and Waivers. This Agreement and any annex hereto may be amended only by agreement in writing of Buyer, Guarantor and Sellers. No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance established therein.

11.2 Severability. The invalidity, ineffectiveness or unenforceability of any provisions of this Agreement, or any part thereto, will not effect the Agreement or the remaining terms or provisions, which shall remain in full force and effect and which will have to be fulfilled in the agreed to manner, except if the invalidity, ineffectiveness or unenforceability is with respect to an essential element of the Agreement, in which case the result will be that established by law.

11.3 Parties in Interest and Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of each party, and nothing contained in this Agreement, express or implied, is intended to confer upon any other person other than the parties hereto, any rights or remedies of any nature whatsoever under or by reason of this Agreement.

11.4 Subsequent Acts. The parties agree to perform the acts necessary and execute the required public or private documents following the execution of this Agreement in order to produce the results contemplated herein, in particular, the transfer of Shares that are the subject of this Agreement. In particular, the Sellers obligate themselves to cause Inversiones LH S.A. to transfer its rights in each one of the Subsidiaries, which transfer will be made in the following proportion: 0.9% for the Company and 0.1% for the Buyer. This transfer shall be made within a reasonable time and no later than two months following the Closing Date.

11.5 Assignment. The parties are prohibited from assigning this Agreement or the rights and/or obligations arising from it.

11.6 Expenses. The parties shall each pay their own expenses in relation to the negotiation, preparation and performance of this Agreement and the transactions contemplated herein. Each party will be responsible for one half of the expenses related to the present deed and its registration.

11.7 Language. Together with the execution of this Agreement, the parties submit a translation of it into English, which will have the same value and will bind the parties in the same manner and with the same effect than does this document in Spanish. In the event of a discrepancy among the parties as to its translation and/or interpretation, it will be resolved by the arbitrator who is elected in conformity with section twelve below.

11.8 Notices. All notices or communications between the parties shall be deemed made when delivered in writing personally or sent by fax, as long as any notice sent by fax must also be sent by mail with 48 hour delivery (courier) or certified mail, postage prepaid and return receipt requested, to:

Sellers (both Sellers):
----------------------
To: Epicentro S.A. Avenida Ejercito numero 521, Santiago-Chile, Fax (56-2) 4226001, attention Senor Ignacio Gonzalez Martinez. With a copy to: (1) Inversiones y Asesorias Iculpe Limitada Avenida Apoquindo numero 3,000, office 1602, Santiago-Chile, Fax (56-2) 3788006, attention senor Ignacio Guerrero Gutierrez; and to (2) Edmundo Eluchans y Compania, Abogados, calle Miraflores numero 178, piso 16, Santiago-Chile, Fax (56-2) 6388571, attention senor Luis Felipe Cruzat Larrain..

Buyers:
-------
To: Scientific Games Chile Limitada, calle Moneda numero 1137, oficina 86, Fax (56-2) 698 4237, attention senor Eugenio Zegers Riesco. With copy to: (1) Scientific Games Corporation 1500 Bluegrasss Lakes Parkway, Alpharetta, Georgia, USA 30004, Fax 678-297-5118, attention Mr. C. Gray Bethea, Jr.; and (2) Smith, Gambrell & Russell, LLP, 1230 Peachtree Street, N.E., Suite 3100, Promenade II, Atlanta, Georgia 30309-3592, Fax 404-685-6894, attention Mr. Howard E. Turner; and to (3) Aldunate y Compania calle Moneda numero 1137, piso 9, Santiago-Chile, Fax (56-2) 6984237, attention senor Eugenio Zegers Riesco. Any change with respect to the representative designated to receive communications or to the information provided above, will be communicated in the form indicated in this section. The notices will be deemed effective, in the event of personal delivery, on the day of the delivery, and in the case of delivery by fax, on the day of its remittance.

Twelfth:  ARBITRATION


12.1 Any controversy, dispute or claim that arises among the parties with regards to this Agreement or its ancillary documents or amendments, whether in reference to its application, interpretation, performance or lack thereof, resolution, duration, termination, validity or any other matter related thereto, will be resolved by arbitration, in accordance with the Regulation of the Center for Arbitration and Mediation of Santiago, which is backed by the public deed issued on December 10, 1992 in the Notary of Santiago of Mr. Sergio Rodriguez Garces, modified by public deed issued on August 18, 1995 in the Notary of Santiago of Mr. Raul Undurraga, and that, being known and accepted by the parties, is understood to be an integral part of this Agreement. The arbitration shall be conducted in English as well as in Spanish.

12.2 The parties hereby grant an irrevocable special power of attorney to the Chamber of Commerce of Santiago A.G. so that, by written request of any of the parties, it designate the arbitrator from among the members of the aforementioned Arbitration and Mediation Center. The arbitrator will be an attorney who has a mastery of the English language. Each of the parties will have the optional right to reject, without cause, up to three of the people that are elected as arbitrators by the Chamber of Commerce of Santiago.

12.3 There will be no recourse against the resolutions of the arbitrator, and the parties expressly waive any rights thereto. The arbitrator is especially authorized to resolve all matters related to its competence and/or jurisdiction.

12.4 The fees paid to the arbitrator and the joint expenses of the arbitration will be paid by the parties in the manner and/or proportion established by the arbitrator. Each party will pay any other expenses it incurs and its attorneys' fees.
Thirteenth:  APPLICABLE LAW


The present Agreement will be bound by and be interpreted pursuant to the laws of the Republic of Chile. To that effect, the parties shall be deemed specially domiciled in the city and municipality of Santiago and subject themselves to the agreed to arbitral jurisdiction.

Fourteenth:  SURVIVAL OF REPRESENTATIONS AND WARRANTIES.


Notwithstanding the general norms of prescription that are binding in the Republic of Chile, the declarations, warranties and covenants contained in section eight of this Agreement will survive for a term of four years since the date of this Agreement.

Fifteenth:  DECLARATION AS TO LEGAL CAPACITY AND REPRESENTATIVES


15.1 All and each of the signatories hereto declare that they have sufficient powers to enter into this Agreement, agree to their terms and stipulations and assume the rights and obligations included herein for their representatives and governing bodies.

15.2 Without prejudice to the declarations of the preceding paragraph, it is put on record with respect to the following persons: a) Mr. Ignacio Gonzales Martinez to represent Epicentro S.A., supported by public deed of May 31, 2002 granted in the Notary of Santiago of Enrique Morgan Torres; b) Mr. Ignacio Guerrero Gutierrez to represent Inversiones y Asesorias Iculpe Ltda., supported by public deed dated November 26, 2001, granted in the Notary of Mr. Patricio Raby Benavente; c) Mr. Clifff Ormond Bickell and Mr. Eugenio Zegers Riesco representing Scientific Games Chile Limitada, backed by the supporting disposition of the formation document of this entity, granted on April 26, 2002 in the Notary of Santiago of Mr. Juan Ricardo San Martin Urrejola; and d) Lastly, Mr. Eugenio Zegers Riesco to represent Scientific Games Corporation, backed by special power of attorney granted on April 9, 2002, under number 4223, in the registers of the Notary of Santiago of Mr. Juan Ricardo San Martin Urrejola. The persons named above do not included themselves by reason of being known by the Notary. In evidence and having previously read, the persons sign as follows:

                                       SELLERS:

                                       EPICENTRO S.A.


                                       ____________________________________
                                       Ignacio Gonzalez Martinez


                                       INVERSIONES Y ASESORIAS ICULPE LIMITADA


                                       ____________________________________
                                       Ignacio Guerrero Gutierrez


                     [Signatures continue on following page]

                                          BUYER:

                                          SCIENTIFIC GAMES CHILE LIMITADA


                                          ____________________________________
                                          Eugenio Zegers Riesco


                                          ____________________________________
                                          Cliff Ormond Bickell

                                          GUARANTOR:

                                          SCIENTIFIC GAMES CORPORATION


                                          ____________________________________
                                          Eugenio Zegers Riesco